September 19, 2006

VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

         Re:      CHINAGROWTH NORTH ACQUISITION CORPORATION
                  CHINAGROWTH SOUTH ACQUISITION CORPORATION
                  AMENDMENT NO. 1 AND 2 TO
                  REGISTRATION STATEMENTS ON FORM F-1
                  FILED JULY 27, 2006 AND MAY 25, 2006
                  FILE NOS. 333-134458 AND 333-134459

Ladies and Gentlemen:

         On behalf of ChinaGrowth North Acquisition Corporation ("CHINAGROWTH NORTH") and ChinaGrowth South Acquisition Corporation ("CHINAGROWTH SOUTH", and collectively with ChinaGrowth North, the "COMPANY"), we are electronically transmitting hereunder conformed copies of Amendments No. 3 ("AMENDMENTS NO. 3") to the Registration Statements on Form F-1 filed by the Company (the "REGISTRATION STATEMENTS"). Marked copies of this filing are being sent via overnight mail to John Reynolds, Ronald Alper and Thomas Kluck.

         This letter is being filed in response to the Securities and Exchange Commission's ("SEC'S") comments dated September 8, 2006.

         In this letter, we have listed the SEC's comments in italics and have followed each comment with the Company's response.

GENERAL

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 37 FROM OUR LETTER OF JUNE 29, 2006, REGARDING THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION. IN THE DISCLOSURE ON PAGES 29 AND 74, PLEASE IDENTIFY THE SECTIONS IN THE MEMORANDUM AND ARTICLES THAT THE RIGHTS AND PROTECTIONS TO SHAREHOLDERS, AS LISTED ON PAGES 29 AND 74, ARE LOCATED.

         RESPONSE: Pursuant to the SEC's comment, we have identified the relevant sections in the amended and restated memorandum and articles on pages 32 and 78 of the Registration Statements.

2. WE NOTE THE DISCLOSURE ON PAGE 49 THAT "[P]URSUANT TO THE TERMS OUR AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION, OUR DIRECTORS WILL TAKE ANY SUCH ACTION NECESSARY TO DISSOLVE AND LIQUIDATE THE TRUST ACCOUNT PURSUANT TO OUR PLAN OF DISTRIBUTION, AND IN THE EVENT THEY FAIL TO DO SO, IT WILL TRIGGER AN AUTOMATIC DISSOLUTION EVENT IF WE DO

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         NOT COMPLETE A BUSINESS COMBINATION WITHIN 18 MONTHS AFTER THE
         CONSUMMATION OF THIS OFFERING." PLEASE INCLUDE IN THE DISCLOSURE THE SECTIONS IN THE MEMORANDUM AND ARTICLES IN WHICH THIS INFORMATION IS LOCATED. IN ADDITION, PLEASE RECONCILE THIS STATEMENT WITH THE DISCLOSURE ON PAGE 50 THAT "[T]HEREFORE, WE INTEND TO APPLY TO THE REGISTRAR OF COMPANIES TO STRIKE THE COMPANY OFF THE REGISTRAR AT SUCH TIME." IT APPEARS THAT THE DISCLOSURE ON PAGE 49 REFERS FIRST TO A PLAN OF DISTRIBUTION WHICH IS DIFFERENT THAN APPLYING TO STRIKE THE COMPANY OFF THE REGISTRAR. ALSO REVISE ACCORDINGLY THE DISCLOSURE ON PAGE 8 AND RISK FACTOR 7 ON PAGE 14.

         RESPONSE: The Company has revised the procedure which will liquidate the trust account. If the Company fails to complete a business combination within 18 months after the consummation of the offering, or within 24 months if the extension criteria is satisfied, the Company will liquidate the trust account and redeem all of the shares sold in this offering from the holders of such shares. The Company believes this liquidation redemption is the quickest way to provide a return of capital to the shareholders. The Registration Statements have been revised to reflect this new procedure. Pursuant to Section 171 of the amended and restated memorandum and articles, in the event the Company's board of directors fails to redeem the shares sold in this offering, it will trigger an automatic dissolution event.

3. PLEASE PROVIDE US WITH A DETAILED LEGAL ANALYSIS HOW THE COMPANY, UNDER THE COMPANIES LAWS OF THE CAYMAN ISLANDS, WOULD BE ABLE TO APPLY TO HAVE THE COMPANY STRUCK OFF THE REGISTRAR INSTEAD OF UNDERTAKING A FULL VOLUNTARY LIQUIDATION. ALSO INCLUDE A LEGAL ANALYSIS UNDER THE COMPANIES LAWS, IF THE COMPANY WAS ABLE TO HAVE ITSELF STRUCK OFF THE REGISTRAR, WOULD THE COMPANY BE REQUIRED TO PAY CREDITORS AND SET ASIDE FUNDS FOR POTENTIAL CLAIMS BEFORE THE COMPANY COULD DISTRIBUTE THE FUNDS HELD IN TRUST. IN ADDITION, PLEASE INCLUDE DISCLOSURE THROUGHOUT THE PROSPECTUS THAT DISCUSSES THE EFFECT UPON THE COMPANY'S DISSOLUTION AND DISTRIBUTION OF FUNDS HELD IN TRUST IF THE COMPANY WOULD BE REQUIRED TO UNDERTAKE A FULL VOLUNTARY LIQUIDATION PROCEDURE, E.G., COSTS OF OBTAINING A SHAREHOLDER VOTE, DELAY IN DISTRIBUTING THE FUNDS HELD IN TRUST AND PAYMENTS TO CREDITORS. ALSO DISCUSS IN MORE DETAIL THE "PLAN OF DISTRIBUTION" AND DISCUSS THE DIFFERENCES AND SIMILARITIES, IF ANY, BETWEEN IT AND A FULL VOLUNTARY LIQUIDATION PROCEDURE. PLEASE ALSO REVISE THE RISK FACTORS SECTION ACCORDINGLY.

         RESPONSE: As discussed in response number 2 above, the Company no longer intends to apply to have the company struck off the Registrar. Instead, the Company intends to redeem all of the shares sold in this offering (the "New Shares") from the holders of such shares and then undertake a full voluntary liquidation. Since the Company intends to distribute the funds to shareholders via a liquidation redemption prior to the formal dissolution, there would be no delay in distributing the funds held in trust to shareholders. Cayman counsel has estimated the fees in connection with a formal dissolution, including any fees necessary to obtain a shareholder vote, to be approximately $5,000, and we have included the estimate on pages 14 and 54 of the Registration Statements. As discussed on page 11 of the Registration Statements, the Company intends to pay, or reserve for payment, from funds not held in trust, any liabilities or obligations to creditors or other third parties, and the Company's directors have agreed to indemnify the Company for such liabilities and obligations. Notwithstanding the foregoing, the Company has added

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         disclosure in the first full risk factor on page 14 that its ability to redeem all the New Shares will be subject to the Company being able to pay its debts as they fall due at the time of, and immediately following such a liquidation redemption. Accordingly, if there are third party claims against the Company at the time of the proposed liquidation redemption, those claims will reduce the amount of funds available in the trust account to redeem the New Shares and therefore the liquidation redemption price for the New Shares.

4. WE NOTE THE DISCLOSURE ON PAGE 8 IN WHICH THE COMPANY STATES THAT "[W]E WILL DISSOLVE AND PROMPTLY DISTRIBUTE ONLY TO OUR PUBLIC STOCKHOLDERS THE AMOUNT IN OUR TRUST ACCOUNT ... IF WE DO NOT EFFECT A BUSINESS COMBINATION WITHIN 18 MONTHS ..." PLEASE REVISE TO INCLUDE THE POSSIBILITY THAT THE COMPANY MAY NOT BE ABLE TO "PROMPTLY" DISTRIBUTE THE FUNDS. IN ADDITION, PLEASE DISCLOSE THE POSSIBILITY THAT THE FUNDS HELD IN TRUST MAY BE REDUCED. WE NOTE THAT THE COMPANY CANNOT PREDICT WITH CERTAINTY: (I) POTENTIAL CLAIMS OR LAWSUITS THAT MAY BE BROUGHT AGAINST THE COMPANY; (II) WHAT WAIVER AGREEMENTS, IF ANY, THAT THE COMPANY WOULD OBTAIN FROM VENDORS, SERVICE PROVIDERS AND PROSPECTIVE TARGET BUSINESSES; (III) THE AMOUNT OF ADDITIONAL EXPENSES THAT THE COMPANY MAY INCUR THAT EXCEEDS THE AMOUNT OF FUNDS HELD OUTSIDE OF THE TRUST; AND (IV) THE ABILITY OF THE DIRECTORS TO ENSURE THAT THE PROCEEDS HELD IN TRUST ARE NOT REDUCED BY CLAIMS OF TARGET BUSINESSES OR CREDITORS. ALSO REVISE THE RISK FACTORS SECTION ACCORDINGLY.

         RESPONSE: As discussed in response numbers 2 and 3 above, the Company intends to redeem all of the shares sold in this offering from the holders of such shares and then undertake a full voluntary liquidation. As a result, the Company believes it will be able to promptly distribute the funds held in trust to shareholders. In addition, the Company does not believe the funds held in trust will be reduced by potential claims because (i) these claims have been reserved for from funds not held in trust; (ii) the directors have agreed to indemnify the Company in the event of such claims in the form of insider letters;
         (iii) the Company will seek to obtain waivers from vendors and prospective target businesses in order to reduce the likelihood of any claims. While the Company does not believe the funds held in trust will be reduced by potential claims, the Company has added disclosure in the first full risk factor on page 14 that its ability to redeem all the New Shares will be subject to the Company being able to pay its debts as they fall due at the time of, and immediately following such a liquidation redemption. Accordingly, if there are third party claims against the Company at the time of the proposed liquidation redemption, those claims will reduce the amount of funds available in the trust account to redeem the New Shares and therefore the liquidation redemption price for the New Shares. The Company has also disclosed in the second risk factor on page 11 the approximate per share amount that public shareholders will receive upon a redemption of their shares, taking into account expenses that the Company expects to incur.

5. WE NOTE YOUR RESPONSE TO COMMENT 6 FROM OUR LETTER OF JUNE 29, 2006 AND WE REISSUE OUR PRIOR COMMENT. WE WERE UNABLE TO FIND THE REQUESTED DISCLOSURE. PLEASE DISCLOSE ALL STEPS THE COMPANY HAS TAKEN TO CONFIRM THAT YOUR DIRECTORS HAVE FUNDS SUFFICIENT TO SATISFY THEIR OBLIGATIONS WITH RESPECT TO ENSURING THE TRUST ACCOUNT IS NOT DEPLETED.

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         RESPONSE: As discussed in the response to comment 4 above, the Company does not believe the funds held in trust will be reduced by potential claims because (i) these claims have been reserved for from funds not held in trust; (ii) the directors have agreed to indemnify the Company in the event of such claims in the form of insider letters; and (iii) the Company will seek to obtain waivers from vendors and prospective target businesses in order to reduce the likelihood of any claims. Management has also carefully reviewed the funds available to it outside of the trust and believes it has sufficient funds to satisfy any obligations of creditors given the low likelihood of such claims and the low cost of undertaking a formal liquidation process. In addition, funds will now be distributed to shareholders via a liquidation redemption prior to the formal liquidation process. While the Company does not believe the funds held in trust will be reduced by potential claims, the Company has disclosed in the second risk factor on page 11 of the Registration Statements that it cannot assure shareholders that they will be not be liable to creditors where the Company has not obtained waivers and the reserve for liabilities is insufficient.

6. ON PAGE 13, YOU STATE THAT "OUR DIRECTORS WILL BE PERSONALLY LIABLE TO ENSURE THAT THE PROCEEDS IN THE TRUST ACCOUNT ARE NOT REDUCED BY THE CLAIMS OF VARIOUS CREDITORS OR OTHER ENTITIES THAT ARE OWED MONEY BY US FOR SERVICES RENDERED OR PRODUCTS SOLD TO US." PLEASE DEFINE "VARIOUS CREDITORS OR OTHER ENTITIES." TELL US WHETHER THOSE TERMS INCLUDE TARGET COMPANIES. WE NOTE THAT THE LANGUAGE IN EXHIBIT 10.4 (FORM OF LETTER AGREEMENT) SEEMS TO LIMIT THE INDEMNIFICATION TO VENDORS ONLY. WE ALSO NOTE THE LANGUAGE ON PAGE 50 WHICH APPEARS TO INCLUDE TARGET COMPANIES.

         RESPONSE: Pursuant to the SEC's comment, we have clarified the language on page 13 of the Registration Statements and in the form of insider letters to reflect that the prospective target businesses should be included in the directors' indemnification.

7. WE NOTE THAT MANAGEMENT APPEARS TO BE AFFILIATED WITH VARIOUS INVESTMENT BANKING AND MERCHANT BANKING FIRMS THAT HOLD INVESTMENTS IN VARIOUS CHINESE COMPANIES. PLEASE DISCUSS IN AN APPROPRIATE PLACE IN THE REGISTRATION STATEMENT WHETHER CHINAGROWTH MAY ACQUIRE AN ENTITY THAT IS EITHER A PORTFOLIO COMPANY OF OR HAS OTHERWISE RECEIVED A FINANCIAL INVESTMENT FROM THESE BANKING FIRMS OR AN AFFILIATE THEREOF, AND IF SO DESCRIBE THE CRITERIA, IF ANY, THAT THE COMPANY WILL UTILIZE IN SUCH AN INSTANCE TO ENSURE THAT THE TRANSACTION IS CONDUCTED ON AN ARM'S-LENGTH BASIS, INCLUDING BUT NOT LIMITED TO WHETHER THE COMPANY WILL SEEK TO OBTAIN AN INDEPENDENT FAIRNESS OPINION FROM AN UNAFFILIATED INVESTMENT BANK WITH RESPECT TO SUCH A TRANSACTION. PLEASE DISCUSS IN DETAIL ANY CONSIDERATION THAT THE COMPANY OR ITS OFFICERS AND DIRECTORS HAVE GIVEN TO ENTER INTO A BUSINESS COMBINATION WITH COMPANIES AFFILIATED WITH THE COMPANY'S EXISTING STOCKHOLDERS, OFFICERS AND DIRECTORS. WE MAY HAVE FURTHER COMMENT.

         RESPONSE: In response the SEC's comment, the Company has clarified the disclosure on page 66 of the Registration Statements to reflect that in the event of any acquisition by the Company of a portfolio company of one of the Company's affiliates or any acquisition of a Company which has otherwise received a financial investment from one of the Company's affiliates, the Company will obtain an opinion from an independent investment bank with respect to such transaction. The Company has not currently given

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         any consideration to any transactions, including transactions with companies affiliated with the Company's stockholders, officers and directors.

8. THE STAFF NOTES THAT EACH OF THE OFFICERS/DIRECTORS OF THE COMPANY DISCLOSES A SIGNIFICANT LEVEL OF EXPERIENCE IN INVESTING IN CHINESE COMPANIES. IN EACH CASE, A SUBSTANTIAL PART OF SUCH EXPERIENCE IS DERIVED FROM SUCH INDIVIDUAL'S EXISTING AND ONGOING INVOLVEMENT IN INVESTMENT BANKING OR MERCHANT BANKING FIRMS AND/OR COMPANIES LOCATED IN CHINA. IN LIGHT OF THE ONGOING NATURE OF THE INVOLVEMENT OF THE OFFICERS/DIRECTORS WITH THESE FIRMS, SUCH AS CHUM INVESTMENT CORPORATION AND GLOBAL VESTOR HOLDINGS CO., AND THE COMPANY'S STATED INTENT TO FOCUS ON ACQUISITION CANDIDATES IN CHINA, PLEASE PROVIDE THE FOLLOWING DISCLOSURE: (i) FOR EACH OF THE OFFICERS/DIRECTORS OF THE COMPANY, PROVIDE A LISTING OF EACH ENTITY WITH WHICH A CONFLICT OF INTEREST MAY OR DOES EXIST WITH THE COMPANY; (ii) INDICATE FOR EACH SUCH ENTITY THE PRIORITY AND PREFERENCE SUCH ENTITY HAS RELATIVE TO THE COMPANY WITH RESPECT TO THE PERFORMANCE OF OBLIGATIONS AND THE PRESENTATION OF BUSINESS OPPORTUNITIES; (iii) IN LIGHT OF THE FACT THAT EACH OFFICER/DIRECTOR IS LOOKING AT THE SAME COMPANIES WITH RESPECT TO BOTH THE COMPANY AND THOSE OTHER ENTITIES IN WHICH EACH SUCH INDIVIDUAL IS INVOLVED, IT WOULD APPEAR THAT ALL CONTACTS AND DISCUSSIONS CURRENTLY BEING CONDUCTED BY EACH SUCH INDIVIDUAL ARE RELEVANT TO THE COMPANY AND ITS BUSINESS OPERATIONS (INCLUDING POTENTIAL ACQUISITION TARGETS) AND SHOULD BE FULLY DISCLOSED AND DISCUSSED IN THE PROSPECTUS; AND (iv) TO THE EXTENT THAT ANY OF THE OFFICERS/DIRECTORS HAVE ESTABLISHED CRITERIA BY WHICH THEY ARE EVALUATING ANY CONTACTS OR DISCUSSIONS INSOFAR AS THE RELATE TO THE COMPANY, DISCLOSE SUCH CRITERIA AND DISCUSS HOW THEY ARE APPLIED. WE MAY HAVE FURTHER COMMENT.

         RESPONSE: The following are the Company's responses to the above four items: (i) In response to the SEC's comments, we have listed all of the current affiliations of the officers and directors on page 66 of the Registration Statements; (ii) The Company has disclosed on page 66 of the Registration Statements that its directors have agreed, subject to any pre-existing fiduciary duties, to present to the Company, prior to presentation to any other person or entity, any suitable opportunity to acquire an operating business, until the earlier of our consummation of a business combination or our dissolution and liquidation of the trust;
         (iii) None of the officers or directors has presented or is currently presenting themselves on behalf of the Company and any contacts or discussions are not relevant to the Company and should not be disclosed in the Registration Statements; and (iv) As stated in (iii), none of the officers or directors has presented or is currently presenting themselves on behalf of the Company and any contacts or discussions are not relevant to the Company and should not be disclosed in the Registration Statements. As a result, the Company is not currently using criteria to evaluate contacts or discussions. However, after completion of the offering, the Company will use the criteria set forth in the bullet points on pages 1 and 2 of the Registration Statements.

PROSPECTUS SUMMARY, PAGE 1

9. WE NOTE YOUR RESPONSE TO COMMENT 11 FROM OUR PREVIOUS LETTER AND WE REISSUE IN PART OUR PRIOR COMMENT. PLEASE BRIEFLY EXPLAIN IN THE SUMMARY WHY THE COMPANY WOULD PURSUE A BUSINESS COMBINATION BY CONTRACTUAL ARRANGEMENTS. IT SEEMS THAT IT WOULD BE HELPFUL TO

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         INVESTORS TO BRIEFLY DISCUSS IN THE SUMMARY THAT THE COMPANY MAY PURSUE
         ACQUISITIONS OF BUSINESSES IN CHINA IN WHICH DIRECT FOREIGN INVESTMENT IS RESTRICTED.

         RESPONSE: Pursuant to the SEC's request, we have added disclosure on page 2 of the Registration Statements reflecting the fact that the Company may pursue a business combination by contractual arrangements in the event the Company enters into a business combination in an industry in which direct foreign ownership is restricted.

10. WE NOTE YOUR RESPONSE TO COMMENT 12 FROM OUR PREVIOUS LETTER. WE NOTE YOUR RESPONSE THAT YOU HAVE "ADDED DISCLOSURE RELATING TO ANY RESTRICTIONS OF FOREIGN OWNERSHIP OF CHINESE COMPANIES." HOWEVER, WE WERE UNABLE TO LOCATE SUCH DISCLOSURE IN THE PROSPECTUS SUMMARY. PLEASE DIRECT TO US SUCH DISCLOSURE IN THE SUMMARY OR REVISE ACCORDINGLY.

         RESPONSE: In response to the SEC's prior comments, we previously added a cross-reference on page 2 of the Registration Statements relating to restrictions of foreign ownership of Chinese companies. However, in response to comment number 9 above, we have added expanded disclosure on page 2 of the Registration Statements relating to restrictions of foreign ownership of Chinese companies.

RISK FACTORS, PAGE 11

11. BASED ON OUR REVIEW OF YOUR DISCLOSURES AND UNDERLYING DOCUMENTS, IT WOULD APPEAR THAT THE ABILITY TO EXERCISE THE WARRANTS WILL DEPEND ON THE AVAILABILITY OF A STATE EXEMPTION FOR THE SALE AND THAT YOU DO NOT APPEAR TO UNDERTAKE ANY RESPONSIBILITY TO REGISTER THESE TRANSACTIONS IN STATES BEYOND YOUR INITIAL FILING. HOWEVER, AS THERE WILL BE A SECONDARY TRADING MARKET IN THESE WARRANTS, IT IS CONCEIVABLE THAT WARRANT HOLDERS MAY BE IN STATES WHERE A REGISTRATION STATEMENT WILL NOT BE IN EFFECT - AND ACCORDINGLY, BASED ON THEIR STATE OF RESIDENCE, THE RIGHTS ASSOCIATED WITH THEIR WARRANT MAY VARY. PLEASE INCLUDE A SEPARATE RISK FACTOR DISCUSSING THE STATE REGISTRATION REQUIREMENTS, INCLUDING A STATEMENT CLARIFYING WHICH STATES YOU WILL REGISTER (AND WHICH YOU WILL NOT) AND STATE THE LIKELY EFFECT THAT THIS WILL HAVE ON THE WARRANT HOLDER.

         RESPONSE: Pursuant to the SEC's comments, we have added the necessary disclosure to the first full risk factor on page 35 of the Registration Statements.

12. WE NOTE YOUR RESPONSE TO COMMENT 17 FROM OUR PREVIOUS LETTER. IN LIGHT OF THE UNCERTAINTY OF THE TIMING OF THE DISTRIBUTION, PLEASE PROVIDE A REASONABLE BASIS FOR THE STATEMENT THAT "[W]E ANTICIPATE THAT OUR INSTRUCTION TO THE TRUSTEE WOULD BE GIVEN WITHIN FIVE BUSINESS DAYS AFTER THE EXPIRATION OF THE APPLICABLE 18-MONTH OR 24-MONTH PERIOD." IN ADDITION, IN RISK FACTOR 7 ON PAGE 14, PLEASE REVISE THE RISK FACTOR SUBHEADING TO STATE THE RISK THAT IS ADDRESSED IN THE NARRATIVE.

         RESPONSE: In response to the SEC's comment, we have revised the investment management trust agreement to reflect that, subject to applicable law, the Company has agreed to provide instruction to the trustee to liquidate the trust account within five business days after expiration of the applicable 18-month or 24-month period. Since the Company is now repurchasing the shares sold in the initial public offering from the

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         public shareholders prior to a formal dissolution procedure, the
         Company believes they can reasonably estimate and control the timing of the liquidation of the trust account.

         In addition, pursuant to the SEC's comment, we have revised the subheading in risk factor 7 on page 14 to reflect that the liquidation redemption may be delayed if the Company's directors do not vote in favor of the liquidation redemption and the Company is automatically dissolved under a formal liquidation process. The Company's directors, however, have agreed to implement the liquidation redemption in the form of insiders' letters and provisions have been made in the amended and restated articles.

13. WE NOTE YOUR RESPONSE TO COMMENT 21, HOWEVER THE RISK FACTOR IS STILL INCLUDED. PLEASE CLARIFY OR PROVIDE SUPPORT FOR THE STATISTICS USED IN THAT RISK FACTOR (NOW, RISK FACTOR 30 ON PAGE 23).

         RESPONSE: Pursuant to the SEC's comment, we have deleted the second paragraph of the risk factor which makes certain references to China's economy.

14. WE NOTE RISK FACTOR 34 ON PAGE 25 REGARDING INDUSTRIES IN CHINA THAT LIMIT OR PROHIBIT FOREIGN INVESTMENT. PLEASE REVISE OR ADD A RISK FACTOR THAT DISCUSSES THE RISK TO INVESTORS IN REGARDS TO THE COMPANY ACQUIRING A CHINESE BUSINESS BY CONTRACTUAL ARRANGEMENTS IN AN INDUSTRY IN WHICH CHINESE LAW WOULD PROHIBIT DIRECT FOREIGN INVESTMENT.

         RESPONSE: Pursuant to the SEC's comment, we have added relevant risk factors.

15. PLEASE REVISE THE RISK FACTOR "WE MAY CHOOSE TO REDEEM OUR OUTSTANDING WARRANTS..." TO CLARIFY YOU COULD REDEEM THE WARRANTS WHILE A PROSPECTUS IS NOT CURRENT AND THE WARRANTS ARE NOT EXERCISABLE.

         RESPONSE: The terms of the Warrant Agreement provide that the Company cannot redeem the warrants while a prospectus is not current and the warrant is not exercisable. Pursuant to the SEC's comment, we have clarified the disclosure on pages 4, 20 and 73 of the Registration Statements.

16. PLEASE REVISE THE RISK FACTOR "ALTHOUGH WE ARE REQUIRED TO USE OUR BEST EFFORTS TO HAVE AN EFFECTIVE REGISTRATION STATEMENT..." TO CLARIFY YOU HAVE NO OBLIGATION TO SETTLE THE WARRANTS IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AND THAT THE WARRANTS CAN EXPIRE UNEXERCISED OR UNREDEEMED.

         RESPONSE: Pursuant to the SEC's comment, we have clarified the risk factor.

CONFLICTS OF INTEREST, PAGE 60

17. WE NOTE YOUR RESPONSE TO COMMENT 36 FROM OUR PREVIOUS LETTER. HOWEVER, WE WERE UNABLE TO LOCATE IN THE REGISTRATION STATEMENT THE CHANGES THAT YOU INDICATED IN YOUR RESPONSE. PLEASE ADVISE OR REVISE.

         RESPONSE: Pursuant to the SEC's comment we have added the necessary disclosure on page 66 of the Registration Statements and the form of insider letters to reflect that the directors have agreed not to become affiliated with any entity engaged in business

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         activities similar to those of the Company until the earlier of completion of a business combination or liquidation of the trust fund.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 65

18. WE NOTE THE STATEMENTS ON PAGE 65 AND 70 THAT "FOUNDING DIRECTOR WARRANTS SOLD IN THE REGULATION S PRIVATE PLACEMENT ..." PLEASE RECONCILE THIS STATEMENT WITH THE DISCLOSURE IN PART II THAT, "THE FOUNDING DIRECTOR WARRANTS WILL BE ISSUED PURSUANT TO THE EXEMPTION FROM REGISTRATION CONTAINED IN SECTION 4(2) OF THE SECURITIES ACT."

         RESPONSE: Pursuant to the SEC's comments, we have reconciled the disclosure to reflect that the founding warrants will be issued pursuant to Regulation S.

DESCRIPTION OF SHARE CAPITAL, PAGE 67

SHARES ELIGIBLE FOR FUTURE SALE, PAGE 73

SEC POSITION ON RULE 144 SALES, PAGE 73

19. PLEASE INCLUDE DISCLOSURE THAT DISCUSSES HOW THE SECURITIES ISSUED PRIOR TO THE EFFECTIVENESS OF THE REGISTRATION STATEMENT WOULD BE SUBJECT TO THE RESALE RESTRICTIONS DESCRIBED IN THE DIVISION'S LETTER TO KEN WORM DATED JANUARY 21, 2000. IN YOUR DISCUSSION, PLEASE INCLUDE THOSE WARRANTS THAT WILL BE PURCHASED IN THE PRIVATE PLACEMENT IMMEDIATELY PRIOR TO THIS OFFERING.

         RESPONSE: We note the SEC's comment and have added disclosure on the bottom of page 77 of the Registration Statements. Under "SEC Position on Rule 144 Sales", we have discussed that our officers and directors cannot sell their securities under Rule 144. Under "Registration Rights", we have discussed how the Company will register those securities.

TAXATION, PAGE 76

20. WE NOTE YOUR RESPONSE TO COMMENT 38 FROM OUR PREVIOUS LETTER. PLEASE INCLUDE A TAX OPINION IN YOUR REGISTRATION STATEMENT AS REQUIRED BY
         ITEM 601(b)(8) OF REGULATION S-K.

         RESPONSE: Pursuant to the SEC's comment, we will include a tax opinion in the Registration Statements prior to going effective.

FINANCIAL STATEMENTS, PAGE F-3

NOTE 3 - PROPOSED OFFERING, PAGE F-9

21. GIVEN YOUR PRO FORMA TOTAL ASSETS OF $34 MILLION, PLEASE EXPLAIN WHY YOU BELIEVE COMPANIES WITH MARKET CAPITALIZATIONS OF $100 TO $300 MILLION ARE REPRESENTATIVE OF YOUR COMPANY FOR PURPOSES OF ESTIMATING VOLATILITY. ALSO, TELL US WHY YOU BELIEVE USING WEEKLY HISTORICAL PRICES AS OPPOSED TO DAILY HISTORICAL PRICES IS A MORE APPROPRIATE INPUT TO USE IN CALCULATING VOLATILITY.

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         RESPONSE: In response to SEC's comment and our subsequent discussion with Babette Cooper, we have substantially revised our method of calculation. We have reduced the pool of comparable companies to reflect market capitalization of up to $75 million. This has reduced the "pool" of entities to 67 from the original pool of 420. We believe the $75 million capitalization is reflective of the size of companies which we believe the issuer would be likely to acquire or be able to acquire with the use of proceeds, including potential subsequent capital raises and the use of leverage. Further, after review of FAS 123R we have altered the calculation to a daily measurement as opposed to a weekly measurement. The volatility factor in our prior filing was 38.7%. As a result of the changes we have made, the volatility factor is now 48.3%. We have attached support for the volatility as Exhibit A hereto.

22. PLEASE TELL US HOW YOU HAVE CONSIDERED THE GUIDANCE IN EITF 00-19, DISCUSSED IN OUR PRIOR COMMENT 42, IN YOUR PROPOSED ACCOUNTING FOR THE UNDERWRITER PURCHASE OPTION AND YOUR DETERMINATION OF WHETHER THE INSTRUMENT MEETS THE SCOPE EXCEPTION IN PARAGRAPH 11(A) OF SFAS 133. IF YOU CONCLUDE LIABILITY CLASSIFICATION WILL BE REQUIRED UPON ISSUANCE, PLEASE REVISE YOUR CAPITALIZATION TABLE, SUMMARY FINANCIAL DATA, DILUTION INFORMATION AND ANYWHERE ELSE IN THE DOCUMENT AS NEEDED, TO PROPERLY REFLECT THIS CLASSIFICATION.

         RESPONSE: We have refiled the form of Underwriters' Unit Purchase Agreement. The document has been amended to change Section 5.3 to explicitly waive "net cash" settlement and damages related to any failure of registration in order to comport with EITF 00-19. As a result of this change, liability classification under EITF 00-19 is not required.

                                    * * * * *

If you have any questions, please contact the undersigned at 212-335-4998.

                                    Sincerely,

                                /s/ William Haddad

                                    William Haddad


cc:      Mr. Jin Shi,
         ChinaGrowth North Acquisition Corporation

         Mr. Michael Zhang,
         ChinaGrowth South Acquisition Corporation

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

                                    EXHIBIT A
                                    ---------

                                                                    CURRENCY
                                                5 YEAR DAILY     ADJUSTED MARKET
COMPANY NAME                          TICKER      VOLATILITY       CAP. (USD)
------------                          ------      ----------       ----------
Zhejiang Furun Co Ltd                 600070        40.4%                67.4
Chengdu Book Digital Co Ltd           600083        40.9%                71.6
Chengdu City Commodities Co Lt        600109        38.0%                56.2
Zhejiang Dongri                       600113        36.7%                72.0
Sichuan Changjiang Packaging H        600137        40.9%                44.1
Mianyang Gao Xin Industrial De        600139        42.9%                46.2
Changchun Yidong Clutch Co            600148        39.5%                74.2
Ningxia Hengli Steel Wire Co          600165        43.4%                71.8
Heilongjiang Province Mudanjia        600173        42.0%                61.8
Xiamen Prosolar Technology Co         600193        39.9%                72.2
Dalian Dayang Trands Co Ltd           600233        35.1%                71.6
Guangdong Hualong Groups Ltd C        600242        44.0%                40.5
Yangling Qinfeng Agricultural         600248        43.9%                55.6
Hainan Xingye Polyester Co Ltd        600259        45.0%                56.0
Henan Lingrui Pharmaceutical C        600285        37.0%                65.9
Chengdu Xuguang Electronics Co        600353        58.2%                63.0
Jiangxi Xinxin Industrial Co L        600373        79.8%                56.3
Shandong Jintai Group Co Ltd          600385        46.1%                41.2
Anhui Guotong Hi-Tech Pipes In        600444        98.4%                64.5
Shanghai Synica Co Ltd                600490        65.1%                59.5
Xinzhi Sci & Tech Co Ltd              600503        64.8%                52.6
Jiangsu Lianhuan Pharmaceutica        600513        63.9%                58.6
Hainan First Investment & Merc        600515        68.1%                68.8
Tongling Trinity Technology Co        600520        77.5%                71.3
Shandong Huayang Technology Co        600532        54.6%                57.1
Ustc Chuangxin Co Ltd                 600551        99.6%                56.6
Anhui Fangxing Science & Techn        600552        62.7%                57.5
Jiangsu Gaochun Ceramics Co Lt        600562        55.9%                51.2
Hubei Hongcheng General Machin        600566        58.6%                60.5
Shinva Medical Instrument Co L        600587        62.2%                58.4
Shanghai Xingye Housing Co Ltd        600603        40.9%                57.4
Shanghai Dingli Technology Dev        600614        48.3%                61.1
Shanghai Hainiao Enterprises D        600634        45.3%                67.2
Shanghai Tongda Venture Capita        600647        35.3%                55.6
China Worldbest Group Co Ltd          600656        40.9%                54.8
Beijing C&W Technology Co Ltd         600658        48.1%                68.3
Southwest Pharmaceutical Co           600666        37.9%                74.4
Chengdu Yangzhiguang Industria        600673        41.8%                72.1
Winowner Group Co Ltd                 600681        48.6%                41.9
Zhejiang HSD Industrial Co Ltd        600687        48.6%                71.6
Dongxin Electrical Carbon Co L        600691        44.5%                29.5
Liaoyuan Deheng Co Ltd                600699        43.7%                72.9
Tianyi Science & Technology Co        600703        42.0%                47.8
Chang An Information Industry         600706        39.3%                46.4
Xiamen Eagle Group Co Ltd             600711        42.3%                43.5

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

Songliao Automobile Co                600715        43.7%                51.3
Xinjiang Bai Hua Cun Co Ltd           600721        43.9%                44.3
Shandong Lanling Chenxiang Jiu        600735        44.8%                61.8
Hainan Overseas Chinese               600759        42.5%                45.6
Dongan Heibao Co Ltd                  600760        40.8%                68.6
Yantai Hualian Development Gro        600766        44.8%                68.3
Tibet Jinzhu Co                       600773        43.8%                62.2
Jinan Department Store                600807        47.2%                48.7
Chongqing Wanli Storage Batter        600847        38.5%                30.9
Tonmac International Co Ltd           600862        42.0%                73.7
Wuzhou Pearl Star Holdings Co         600873        42.6%                60.2
Harbin Churin Group Jointstock        600891        41.5%                64.9
Huda Technology & Education De        600892        44.5%                45.4
Anhui Leimingkehua Co Ltd             600985        73.1%                59.3
Guangzhou Oriental Baolong Aut        600988        63.5%                63.7
Shanghai Wingsung Data Technol        900904        42.9%                56.9
Shanghai Dingli Technology Dev        900907        35.5%                61.1
Shanghai Jinjiang Internationa        900929        30.7%                59.9
Shanghai Huili Building Materi        900939        36.6%                37.0
Dahua Group Dalian Chemical In        900951        40.3%                56.7
Huangshi Dongbei Electrical Ap        900956        39.4%                57.8
Shanghai Lingyun Industries De        900957        38.3%                65.6

--------------------------------------------------------------------------------
Average                                             48.3%               $58.4
--------------------------------------------------------------------------------


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